UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Eiger BioPharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of class of securities)

28249U105
(CUSIP number)

Jim Harding 1900 Avenue of the Stars, #1000 Los Angeles, CA 90067 908-507-9629	Mark Morski 1900 Avenue of the Stars, #1000 Los Angeles, CA 90067 (310) 282-7913

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 28249U105

1	NAMES OF REPORTING PERSONS
Moshe Arkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,482,126

	8	SHARED VOTING POWER
--

	9	SOLE DISPOSITIVE POWER
4,482,126

	10	SHARED DISPOSITIVE POWER
--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,482,126

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.09%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 44,384,684 shares of Common Stock outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP         282 49U 105

Item 1.         Security and Issuer

This Statement on Schedule 13D relates to the common stock, $0.001 par value per stock ("Common Stock"), of Eiger BioPharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2155 Park Boulevard, Palo Alto, CA 94306.

Item 2.         Identity and Background.

(a)	This Schedule 13D is being filed by Moshe Arkin.

(b)	9 Hamenofim Street, Building B, 9th floor Herzliya Pituach 46724, Israel.

(c)
Moshe Arkin is a citizen of Israel whose principal business is Chairman of the Board of Arkin Holdings, which is located at 6 HaChoshlim St., Bldg. C, Herzliya 46724, Israel (which is also Mr. Arkin's business address). The principal business of Arkin Holdings is to manage the investments and holdings of the family of Moshe Arkin.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Israel.

Item 3.         Source and Amount of Funds or Other Consideration.

On December 31, 2018, the Reporting Person acquired an aggregate of 87,189 Common Stock at a purchase price of $9.71 per share for an aggregate amount of $0.846 million.

On March 1, 2022, the Reporting Person acquired an aggregate of 1,739,037 Common Stock at a purchase price of $8.282per share for an aggregate amount of $4.76 million.

On December 31, 2022, the Reporting Person acquired an aggregate of 886,776 Common Stock at a purchase price of $1.12 per share for an aggregate amount of $0.993 million.

On April 10, 2023, the Reporting Person acquired an aggregate of 1,768,124 Common Stock at a purchase price of $0.96 per share for an aggregate amount of $1.693 million.

The funds used by the Reporting Person to purchase the Common Stock came from his working capital.

Item 4.          Purpose of Transaction.

The Reporting Person initially acquired the securities of the Issuer with the intent to be a passive investor seeking capital appreciation, believing that such securities were undervalued and represented an attractive investment opportunity.

On November 14, 2023, the Reporting Person issued the Board a letter substantially stating that:

The Reporting Person recently reviewed the Schedule 13D filed by Propel Bio Management, LLC (“Propel Bio”) on October 20, 2023, in which Propel Bio expressed its concern with the Issuer’s strategic direction and, more specifically, expressed its desire that the Issuer focuses on the readiness, submission, and potential approval of Lonafarnib as a treatment for Hepatitis Delta Virus (HDV).

In conducting his own research, the Reporting Person reached a similar conclusion and share the opinion that Lonafarnib has significant commercial potential. Accordingly, the Reporting Person believes that the Issuer should seize this opportunity and take the following actions that will potentially strengthen the Issuer overall and enhance shareholder value.

First, the Issuer should file a new drug application for Lonafarnib and finance its development through a private offering with the Issuer’s major shareholders, potentially including the Reporting Person and/or Propel Bio. Second, and just as importantly, following the offering the Issuer should place one or more representatives from its major shareholders on the Issuer’s board of directors (the “Board”). The Reporting Person believes that placing a reputable investor representative on the Board will successfully signal the significant potential of Lonafarnib to the market and have a materially positive impact on the Issuer’s stock price. Further, the Reporting Person does not believe that allocating resources to the development of Lonafarnib will come at the expense of Avexitide.

The Reporting Person wish to work collaboratively with Issuer’s management and the Board to maximize shareholder value at the Company, and updated management and the Board that he intends to file this Schedule 13D to reflect the Reporting Person’s commitment to save the Issuer from further deterioration and set it on the right course.

The Reporting Person may seek to participate and potentially engage in or make proposals in respect of, or may change his intention with respect to, any and all matters or transactions referred to in this Item 4.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease his respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable; and/or (ii) to enter into transactions that increase or hedge his economic exposure to the Common Stock without affecting his beneficial ownership of shares of Common Stock. In addition, the Reporting Person may, at any time and from time to time, (A) review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto and (B) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

For the avoidance of doubt, the Reporting Person is not acting as a group with Propel Bio.

Item 5.          Interest in Securities of the Issuer.

(a) - (b) The information relating to the direct ownership of shares of Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference herein. The percentage set forth in Row 13 of the cover pages filed herewith are calculated based on an aggregate of 44,384,684 shares of Common Stock outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

(c) The Reporting Person has not effected any transactions in the shares of Common Stock of the Issuer in the sixty (60) days preceding the date of this Schedule 13D.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NA

Item 7.           Material to be Filed as Exhibits.

NA

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 23, 2023

/s/ Moshe Arkin Moshe Arkin